UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2024 and 2023
99.2	Unaudited Interim Consolidated Financial Statements for the Six Months ended June 30, 2024 and 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: November 7, 2024	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

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